Exhibit 99.1

press release

ArcelorMittal cancels 70 million treasury shares

4 August 2021, 18:45 CET

In line with the authorisation granted by the Extraordinary General Meeting of Shareholders held on 8 June 2021, the Board of ArcelorMittal has decided to cancel 70 million treasury shares to keep the number of treasury shares within appropriate levels. This cancellation also takes into account the US$ 2.2 billion share buyback announced on 29 July 2021.
As a result of this cancellation, ArcelorMittal will have 1,032,809,772 shares in issue (compared to 1,102,809,772 before the cancellation).

Details on share buyback programs can be found at:
https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program

Details on the US$ 2.2 billion buyback announced last week can be found here:
https://corporate.arcelormittal.com/media/press-releases/arcelormittal-announces-new-2-2-billion-share-buyback-program

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com